Exhibit 11 - Computation of Earnings Per Common Share

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Computation of Earnings Per Common Share
(Dollars in thousands, except per-share data)
(Unaudited)

Computations of Basic Earnings Per Common	Three Months Ended		Six Months Ended
Share for Statement of Operations:	June 30,		June 30,

	2001	2000	2001	2000

Net income	$52,014	$46,662	$100,237	$87,383

Weighted average common shares outstanding	76,243,092	78,340,026	76,708,337	79,159,831

Basic earnings per common share	$.68	$.60	$1.31	$1.10

Computation of Diluted Earnings Per Common Share for Statements of Operations:

Net income	$52,014	$46,662	$100,237	$87,383

Weighted average number of common shares outstanding adjusted for effect of dilutive securities:
Weighted average common shares outstanding used in basic earnings per common share calculation	76,243,092	78,340,026	76,708,337	79,159,831
Net dilutive effect of:
Stock option plans	148,417	82,456	147,355	77,012
Restricted stock plans	822,015	587,035	824,730	513,436

	77,213,524	79,009,517	77,680,422	79,750,279

Diluted earnings per common share	$.67	$.59	$1.29	$1.10